UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 25, 2007

BHP Billiton Plc -----------------------------------
(Translation of registrant's name into English)

Neathouse Place London SW1V 1BH United Kingdom
----------------------------------- (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

25 October 2007

To:	Australian Securities Exchange	cc:	New York Stock Exchange
	London Securities Exchange		Swiss Stock Exchange
Deutsche Bank

For Announcement to the Market

In accordance with Listing Rules 3.13.3 of the Australian Securities Exchange, please find attached addresses to shareholders currently being delivered at BHP Billiton Plc's Annual General Meeting by the Chairman, retired Chief Executive Officer and the current Chief Executive Officer.

As part of the Dual Listed Company structure of the Group, the business to be conducted at the Annual General Meeting will be determined by polls. The poll results will not be known until the conclusion of BHP Billiton Limited's Annual General Meeting which will beheld in Adelaide on 28 November 2007. The results will then be communicated to the market.

Yours sincerely

 J McAloon
Group Company Secretary

BHP Billiton Plc Annual General Meeting

Speeches by Don Argus, Chairman, BHP Billliton,

Chip Goodyear, retired Chief Executive Officer and Marius Kloppers, Chief Executive Officer,

BHP Billiton

25 October 2007

Don Argus, Chairman, BHP Billiton

Good morning ladies and gentlemen. Welcome to the 2007 Annual General Meeting of BHP Billiton Plc.

My name is Don Argus and I will Chair today's meeting.

Today's meeting is very significant for a number of reasons.

We have a new Chief Executive Officer and we mark the retirements of Chip Goodyear and Non-executive Director, David Brink. Chris Lynch, who was an Executive Director resigned from the Board in June.

We've also recorded another stellar performance in terms of financial and operating outcomes and we continue to move to new horizons with our environmental and community commitments.

However, I'm saddened to report that eight people lost their lives while working for the Company during the year.

Tragedies like these cast a deep shadow over an organisation that prides itself on improving the safety and wellbeing of our people.

We cannot regard ourselves as successful until we eliminate fatalities and serious injuries from our operations.

We will be more specific about these significant events as we move through the Agenda.

Let me firstly indulge in a little history. We have been espousing the virtues of our diversified strategic portfolio of assets now for some time - seven years in fact.

The recent results bear testament to our optimism about the sustainability of our strategy. I believe they begin to highlight the differences that are opening up in the operational efficiencies and the financial performance of the many participants in the resources industry.

We also believe that BHP Billiton is well positioned to continue the solid growth it has demonstrated since the merger of BHP and Billiton six years ago.

Marius Kloppers, our new Chief Executive, will speak more about those growth opportunities a little later.

In welcoming Marius to his new role, let me say that from a Board perspective, it is satisfying our succession planning process has delivered the best possible person to succeed Chip.

The decision to appoint Marius was made after an intensive global search and it gives us comfort in our succession planning when an internal candidate is successful. We as a Board look forward to working with Marius and watching him make his mark on this outstanding company. Please join me in welcoming Marius as Chief Executive Officer of BHP Billiton.

I will of course pay tribute to Chip's achievements and his contribution to the Group a little later.

Let me now introduce your Directors.

I will start with Marius Kloppers.

Next to Marius is Chip Goodyear, who has retired as a Director and leaves the Group at the end of the year.

Next to Chip are Gail de Planque, David Jenkins, Jac Nasser, John Schubert and David Crawford. To your left we have David Brink, John Buchanan, Carlos Cordeiro and Paul Anderson.

Also to your left is Alex Vanselow, our Chief Financial Officer, and our Group Company Secretary Jane McAloon.

Also here this morning are Chris Jenkins and Peter Nash, representatives from the Group's external auditor, KPMG.

This unfortunately is the last Board meeting for David Brink who retires at the conclusion of this meeting.

I have read many articles posing the question of what makes an exceptional Director.

David is a classic case study to answer that question.

He is a decent man. He has a very sharp mind, is a very independent thinker, courteous and consensus building, with a good sense of humour.

David's contribution has always been measured but to the point and he has been diligent and constructive. I note that he has little time for selfish agendas and he prefers a collegiate approach to Board participation.

On your behalf I would like to publicly thank David for his insights and contributions to building this company, and wish him and his wife Marilyn and family good health and success in the next phase of their lives without the intrusion of the complexities of BHP Billiton.

Today we have 22 items of business to cover.

As well as those items, we will cover issues shareholders have asked me to address at this meeting.

As a result of that feedback from shareholders, I will specifically cover our approach to climate change as well as energy-related issues.

I also want to talk about how we work with communities to manage the impact of our operations.

To give you a better idea of some of the outcomes we are able to achieve in those communities, I will screen a video showing you some of our work.

But before I do that, I will ask both Chip and Marius to speak to you today.

I will ask Chip to discuss our results for 2007 and then ask Marius as the Group's new Chief Executive to talk about what he sees as the priorities for BHP Billiton.

Once they have spoken and I've addressed the issues shareholders have raised, we will move to the formal items of business and then open the meeting for questions from the floor.

Of course, you will have the opportunity to ask questions on the specific items of business as the meeting considers each of these.

After the meeting, the Directors and the senior management team would like you to join us outside for some light refreshments.

As usual we will talk in US dollars because that is the currency we report in.

Now, turning to our results for 2007.

Our profit this year was $13.7 billion.

2002 was the first time we reported following the merger of BHP and Billiton. This slide compares the 2002 results to this year's results.

You can see that the past five years has been a period of remarkable growth. At the same time, we have built a very strong financial position.

In 2002 BHP Billiton's market capitalisation was around $30 billion. Today it is around $220 billion.

The issue for any public company is to balance returns to shareholders against the need to invest for the future.

This is particularly important in a resources company where future earnings are dependent on heavy capital investment. The investment is often made three to four years before the product is available for sale.

On this next slide you can see how our growth in cash flow since 2002 has been mirrored by both our reinvestment for future growth, and in returns to shareholders.

Returns to shareholders take the form of dividends as well as on and off market share buy-backs.

Share buy-backs are not only an efficient means of returning funds to shareholders they also influence the market value of our shares.

This slide shows total shareholder returns since 2001, at the time of the BHP Billiton merger.

This shows that an investor in BHP Billiton Plc who held 1,000 shares with a value of around GBP3,479 at that time would now have an investment valued at around GBP18,620.

In addition, a shareholder would have also received cash dividends of just over GBP1,000 in that same period.

This year your Directors decided to re-base the final dividend. As you know, we have a progressive dividend policy which has seen 11 consecutive increases in the dividend.

In rebasing the dividend we haven't changed that progressive dividend policy.

Rather, we've re-set it at a new level so that dividend increases in the future will come off a higher base.

This reflects the Board's confidence in the Group's ability to continue producing a strong and growing cash flow over the medium term.

We are confident that we can maintain our progressive dividend policy while continuing to invest in our unparalleled growth pipeline.

I want to make two other points about our results this year.

The first is that at a time of unprecedented demand for our products, we have been able to both meet that demand and keep our costs under control.

The second point I want to make is that no matter how good our assets are - and we have an unrivalled set of assets - they don't manage themselves.

That brings me to Chip's legacy as the Chief Executive of this Group.

Chip was thrust into the Chief Executive's role in January 2003.

The Board saw that he quickly realised people were the intellectual assets that make things happen.

Working with a talented group of people, Chip produced not only a remarkable financial outcome, but also a company that is acclaimed for its work in the environmental area, its community engagement and as a preferred international employer.

Why is this so?

Chip follows good leadership principles.

He has vision, he generates trust, he understands the power of diversity and the poison of prejudice. In a world where smart solutions will always outpace outdated work practices, he has encouraged creativity and flexibility.

Chip, history will treat you well and on behalf of all shareholders, thank you for your achievements and contribution.

Thank you also to Elizabeth, Charlie and Adelaide for their support which was so vital in enabling you to perform at the level you have.

On behalf of us all, well done.

Now we can't let Chip sign-off just yet as I am sure you will want to hear how he saw the 2007 results and then Marius will discuss his vision for the future.

Chip Goodyear, retired Chief Executive Officer, BHP Billiton

Thank-you Don.

Don asked that I take a few minutes to review our results for 2007.

As usual, I'll begin with safety. Despite a promising result in a number of areas, including a 17 per cent decrease in our injury frequency rate, we had eight fatalities in our business in 2007.

Obviously there's a devastating human impact associated with these deaths, but it reinforces an important message; safety performance is an accurate barometer of business performance. You see, we often found that where there were safety issues in a business, those businesses had the most difficulty in meeting their operating objectives. Illustrating again the alignment between good health, safety, environment and community and good business performance.

In the 2008 year, this company will be focusing on the implementation of the Fatal Risk Control Protocols and continuing to push down the frequency of injuries across our business.

Obviously these are essential on our journey to Zero Harm.

Moving on to our financial results.

Great financial outcomes have their foundation in strong operating performance and 2007 was no different.

An important element of our strategy is to ensure we operate our businesses reliably and consistently.

In 2007 producing record results in eight of our commodities and 17 of our assets and we were able to do this while we controlled our costs.

When you combine these strong operating results with strong markets, the result is strong financial performance, once again illustrating the impact when preparation meets opportunity.

Our underlying earnings before interest and tax were up 31 per cent on the previous year to $20.1 billion and attributable profit before exceptional items was $13.7 billion, up 35 per cent.

Despite the cost pressures in our industry that you are all hearing about, we continue to see an excellent flow through of revenue to the bottom line with approximately 78 per cent of the price increases we are getting for our commodities flowing through to the EBIT line.

For the third half year period in a row we have seen a decrease in the rate of cost increases.

I would like to focus on two numbers that particularly demonstrate the Company's success.

These statistics are EBIT margin and our return on capital employed. Both set records again in 2007 and it is the sixth consecutive year that both statistics have set records.

This is an outstanding achievement in our industry, or in any industry, and it is a truly spectacular outcome.

We have seen strong growth in the volume of product from our operations over the last six years, with volumes in 2007, fifty five percent higher than production levels six years ago.

In 2007 our new copper project in northern Chile, Spence, started producing, and Escondida Sulphide, an expansion of the Escondida copper operation in northern Chile continued ramping up production.

2008 will be another year of strong volume growth with twelve new projects scheduled to commence production and we will see that volume growth across our Petroleum, Stainless Steel Materials, Iron Ore and Base Metals businesses.

We continued to look for new options to grow and last year we acquired an interest in the Genghis Khan oil field in the Gulf of Mexico. We also acquired an alumina project in Guinea, in Africa. Guinea holds approximately one-third of the world's bauxite and our project is one of the most advanced of its kind.

During the year we continued to approve major new projects in line with the demand we are seeing from the market. We currently have 33 projects in either the final feasibility stage or already in execution. They represent an expected capital investment of $21 billion.

Now let me take you through the 2007 earnings from each of our nine Customer Sector Groups. Seven of these achieved record earnings.

Petroleum's underlying EBIT increased one point five per cent to just over $3 billion. Mike Yeager and his team did an excellent job by maintaining a flat production level from 2006 despite no new major project start-ups during the year. We expect strong production growth in the 2008 year with five new projects scheduled to start producing.

Aluminium delivered record EBIT of $1.9 billion, which was up 56 per cent. We achieved record production of both alumina and aluminium, and completed our Worsley refinery expansion in Western Australia.

Base Metals underlying EBIT rose 28 per cent to a record $6.9 billion. We achieved record production of copper, and as I mentioned earlier, Spence and Sulphide Leach in northern Chile both contributed to the record copper production.

Diamonds and Specialty Products' EBIT was $261 million. Our Ekati diamond mine in northern Canada is processing continually lower margin material.

However this will gradually be offset as the Koala Underground development at Ekati starts producing in this financial year.

Stainless Steel Materials' EBIT was up 310 per cent to $3.7 billion, which was an all-time production record for nickel, driven by record nickel prices and higher volumes from our Yabulu refinery in Queensland, Australia.

The Ravensthorpe nickel project in Western Australia is progressing well and remains on track to deliver its first production to Yabulu this calendar year.

Iron Ore delivered another record production and financial result. Higher prices and record sales volumes drove an eight per cent increase in underlying EBIT to $2.7 billion. Western Australia iron ore recorded its highest ever production and we are currently completing construction of our Rapid Growth Project 3 that will add more volume in 2008.

Higher sales, record ore production and excellent cost containment drove Manganese' underlying EBIT up 92 per cent to $253 million.

The Metallurgical Coal underlying EBIT was $1.25 billion. This was a decrease of 31.9 per cent over last year, which was mainly attributable to lower prices for coking coal.

However, we also had higher sales volumes at both Queensland Coal and Illawarra Coal in Australia.

We also achieved record production and moved a record amount of material through our Hay Point Coal terminal in Queensland.

Underlying EBIT for Energy Coal increased by 48 per cent to $484 million. Export prices were strong and we increased production over the previous year.

I have touched on some of our growth opportunities in the near future but will pass to Marius to outline how we see the company's prospects over the longer term.

Before I do that I would like to take the opportunity to thank our employees and contractors for their hard work and their contribution to our success. People are a critical element of success to any organisation, even to an asset-based company like BHP Billiton.

No company can be successful without talented and dedicated people and I have been fortunate to work with some of the best people from all over the world.

I would also like to thank you and all of our shareholders for your support over the years.

Finally, it is a great pleasure to turn the leadership of the company over to Marius. Marius has worked for us for 14 years and been involved in many aspects of our business. He knows our people, our strategy and our opportunities. Marius will be an outstanding Chief Executive Officer of BHP Billiton.

As a final word, I wish the members of the BHP Billiton family all the best for the years to come.

Now let me welcome Marius to address you.

Marius Kloppers, Chief Executive Officer, BHP Billiton

Thank-you Chip and good morning.

Before I outline some of the future opportunities for this company and give you a sense of the direction we will be taking, I would like to note how great it is to be taking over from Chip at this time and how fortunate I am.

Chip has discussed the growth in volumes of our commodities that BHP Billiton has achieved over the past six or so years. That growth has largely been achieved through the completion of 33 organic growth projects in that period, at a cost of about $23 billion. And of course we made the WMC acquisition and several other small acquisitions.

Looking forward, as Chip has commented, this current financial year will be very exciting in terms of the number of growth projects coming on-line. We are expecting a nine per cent further growth in volumes from 2007 to 2008.

You will be familiar with the project pipeline that we have shown you in the past to indicate the number of growth opportunities we have over future years. As Chip has mentioned, we have got here 33 projects, representing about $21 billion in future investment. The size of each bubble relates to the size of the project and the colour relates to the commodity we are investing in.

I would like to introduce you to a new way of looking at our pipeline in order to show you some of the longer term growth that we have got in our portfolio.

BHP Billiton has an unparalleled set of growth options.

What we have done here is take the funnel of growth projects and divided that into three sections. On the right we have got projects that we have already approved and that are being developed. The 19 projects in this section represent $14.3 billion of expenditure.

In the middle section, we have got projects in their final stage of evaluation - what we call feasibility - before being approved. There are currently 14 projects at this stage, representing another $6.6 billion of investment.

Then on the left-hand side, we are showing what we call future options. These future options are a selection of the projects that we are looking at and that we have control over. Not all these options will manifest in exactly the way that we are viewing them today, but together they represent more than $50 billion dollars of investment, based on what we know today.

Based on these sets of options that we own, we expect to be able to maintain or exceed the growth rates we have shown in the last six years.

It is worth noting that many of these growth options are low risk, fast expansions of existing operations - operations like the Western Australia iron ore assets, our metallurgical coal assets, the petroleum operations in the Gulf of Mexico, Escondida in Chile, Olympic Dam in South Australia, Cerro Matoso in Colombia, Worsley in Western Australia and other major assets around the globe.

Again, no other company has got this growth pipeline and no other company has got this pre-eminent resource position.

Before I hand back to Don, and as your new Chief Executive, I would like to talk about what I see as the priorities for the business.

Importantly, do not expect there to be any change to our strategy. Our strategy is to operate upstream, long life, low cost, expandable, high margin, export oriented assets, diversified by commodity and geography.

This strategy has served us extremely well over the last six years and I believe it is an appropriate foundation for us going forward.

As we have said many times, the world is experiencing a step-change in the demand for commodities. Our focus then is to maximise the benefit we get from the opportunity presented by this on-going and long-term increase in demand.

This means we need to run all our assets at their full potential and do so safely and in line with our environmental responsibilities. If we continue to do this well, we will continue to generate the cash that underpins all our other plans and that allows us to invest throughout the economic cycle.

Our second priority is to accelerate those options in the portfolio that I have shown you and, in particular, focus on the larger opportunities.

So, put simply, we will have the same strategy but with even more focus and more speed, so that you, our shareholders reap the rewards of this new market environment.

Thank-you.

Don Argus, Chairman, BHP Billiton

Thank you Chip and Marius.

Before we turn to some issues shareholders have raised, let me make a general comment on sustainability.

To us sustainability is about development which meets the needs of the present without compromising the ability of future generations to meet their own needs.

If you then link sound sustainability performance with long term business viability, you have a basic building block of BHP Billiton's strategic direction.

At BHP Billiton we provide the vital materials that enable continued economic growth.

Those materials are critical to the lives of billions of people in developing countries.

At the same time, many people and many communities depend on us for much of their income.

We recognise that the community benefits of our business could be undermined if we fail to effectively manage the environmental and social aspects of our operations.

To mitigate this risk we ensure that all our operations meet the same high standards wherever we operate.

That means before we commence project development, we complete detailed environmental and social impact statements, including extensive community engagement.

With that short preamble, I will now deal with the first matter raised by shareholders, that is, climate change.

Let me be unequivocal.

We understand that climate change is a major global challenge and we are committed to playing our part.

In June this year we formalised a policy statement which outlined the actions we are taking on climate change.

For more than ten years we have actively worked to manage our greenhouse gas emissions.

In 1995 we established our first set of five year targets.

During that period we achieved a 12 per cent improvement against a target of 10 per cent.

In 2002, we set a new target for a further five per cent improvement. Once again, we exceeded that, achieving a six per cent reduction in our emissions intensity by June this year.

In setting new targets to take us forward, we recognise that our main objective is to reduce the greenhouse gas emissions generated from the process of extracting and refining our products.

We have set ourselves a target of a six per cent reduction in greenhouse gas emissions per unit of production and a 13 per cent reduction in energy use per unit of production by 2012.

While we are only in control of the early part of the life of our commodities, our policy is to work with the other participants involved in the life-cycle of our products to further reduce the impact on the environment.

All participants in the process will have to make their own decisions about how they can contribute to reducing greenhouse gases, as we do.

They will also have to make trade-offs and find the right balance to satisfy themselves that they are doing what they can to reduce greenhouse gas emissions without compromising economic growth and development.

As Chip and Marius have pointed out, our Company is in a long-term growth pattern as it strives to meet the increasing demand from the world's economies, many of which are developing and growing at record pace.

I found it interesting to read that the International Energy Agency recently released a report which concluded that pressure must now be exerted on companies, governments and households to force greater energy efficiency.

As our operations expand and we develop and acquire new assets, our total level of greenhouse gas emissions is likely to increase.

That said, it is still our objective to be the most efficient in our industry in terms of greenhouse gas emissions per tonne of product produced.

The other way we can make a difference is to help fund the research into, and development of, low emissions technology.

Between 2008 and 2012 we will provide up to $300 million to support this area and other energy efficiency initiatives, including research into, and development of, clean coal technologies.

We will work with government and non-government partners to increase the value of this investment. This 300 million dollar investment is on top of the $290 million we spend each year on environmental programs.

Coal as you are aware is a big contributor to greenhouse gas emissions.

That said, there is no question that coal will continue to be one of the world's main sources of energy over future decades because coal is a cheaper source of electricity generation.

It is also attractive from the point of view of energy security. It is relatively abundant and many countries have their own supplies.

This slide shows the projected global growth in use of individual energy sources from 2004 to 2030.

You can see that the use of coal is expected to increase despite an increase in the use of all other energy sources.

A key solution in relation to coal therefore lies in technology and developing ways to reduce or capture its greenhouse gas emissions.

It is imperative that governments around the world form partnerships with business and communities to take active measures to support the development of these technologies.

At last year's meeting, I also made the point that all forms of energy, from fossil fuels to solar, oil and nuclear, have advantages and disadvantages.

Nothing has changed.

It is up to governments and their citizens to find the trade-offs they are prepared to make when they decide on the energy sources they will use.

The debate over nuclear energy and its role in mitigating the impact of fossil fuel energy on climate change continues.

We welcome that debate and as some of you will have seen reported in the media, a small number of our shareholders have expressed the view that we should leave the Olympic Dam uranium in the ground.

I would make these comments in relation to this issue.

First, it is often proposed that the benefits of using nuclear power are outweighed by the lifecyle emissions of mining, converting and enriching uranium to produce fuel rods and emissions associated with constructing the power stations.

While there certainly are emissions associated with these aspects of the lifecycle of a nuclear power station, they are insignificant with respect to the savings in emissions by using nuclear power.

To illustrate this point we can see on this graph the direct and indirect emissions that are associated with a range of different power stations.

Direct emissions shown in green are associated with the burning of fossil fuels in coal, oil and gas fired power stations. The indirect emissions shown in white are the lifecycle emissions associated with mining and producing fuels and building power stations.

As you can see, nuclear power stations have no direct emissions of carbon dioxide and the indirect emissions from the mining, production of the fuel rods and other parts of the lifecycle are also relatively low and in the same order as the renewables.

There is no doubt that the energy debate will continue and we look forward to being part of that.

Let me now talk about how we work with communities.

As well as the moral and ethical issues involved, it makes sound commercial sense that the communities with which we work, value our citizenship and benefit from our success.

Marius talked about our growth opportunities. Many of these are undeveloped resources in remote regions throughout the world.

The governments and communities of many of these regions recognise that resource development can dramatically improve their economic and social growth.

But they also realise that they need to make the right choice of industry partner.

The best way we can demonstrate why BHP Billiton should be the partner of choice is to point to our track record in the communities where we operate.

We have set ourselves a target of spending at least one per cent of our pre-tax profit, on a three year rolling average, on community programs.

In the 2007 financial year, we exceeded our target by spending $103 million on health, education, welfare and other community programs worldwide.

By linking our commitment to our pre-tax profit, we have ensured that communities have shared in our success during this period of rising commodity prices.

I want to now play a video to give you a glimpse of the way we work with the communities in which we operate or have a presence.

Video was played

Now, if you would like further information on the way we work with our host communities, please pick up a copy of our latest community report "Yesterday, Today, Tomorrow" from the foyer.

Before I move to the formal items of business let me give you an idea of the broad economic outlook and how we see likely demand for our products in the future.

Overall, despite the challenges being faced by the global economy, particularly in the US credit markets, demand for our products remains strong.

We expect the growth in China's economy that has become such a feature of the past few years to continue.

Chinese growth is resource intensive and, as Marius mentioned, it represents a step-change in resource demand.

While we've been talking about China for several years now, India has some fundamental drivers that are quite similar.

We see India as being 10 to 15 years behind China from a development point of view but, as you can see from this slide, they have begun that journey.

This growth is happening after a long period of under-investment by our industry and it is creating shortages in just about all the commodities that we produce.

As producers around the world try to meet growing demand, pressure on cost continues and therefore the cost of supplying our products increase.

Combined with higher energy prices and the lower relative value of the US dollar, this is likely to have a flow on effect to commodity prices generally.

So, in the short term at least, we expect commodity prices to stay high and volatile.

You've seen our growth pipeline and the many options we have to meet this ongoing strong global demand. We look forward to continuing to build on these exciting opportunities.

The Chairman then conducted the formal items of business.

Don Argus, Chairman, BHP Billiton

In closing the meeting, let me say again that the results for the 2007 financial year are an indication of the strength of the BHP Billiton Group.

BHP Billiton is in excellent financial shape.

We have very strong cash flows and margins, outstanding leadership, a committed workforce and an impressive pipeline of growth projects. Your Board and management are focussed on ensuring that shareholders, our employees and the communities in which we operate share in our success.

BHP Billiton Limited will hold its Annual General Meeting on 28th of November. The results of both meetings will be notified to the stock exchanges after that time.

- Ends -

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                  The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Plc

Date: 25 October 2007	By:	Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary